April 17, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 000-14902 (“2012 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated April 5, 2013 related to the above-referenced filing of Meridian Bioscience, Inc. (“Meridian” or the “Company”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below and are keyed to the order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Notes To Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(i) Revenue Recognition, page 57

1.	Please refer to your response to our comment two and address the following:

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Provide proposed revisions to your disclosure to be included in future filings to include your revenue recognition policy for sales outside of the United States and the rationale for that policy as it differs from your policy for sales in the United States.

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With respect to sales inside the United States, you indicate that you considered the guidance in ASC 605-25, and identify the delivered item as the instrumentation and the undelivered items as the future test kits. Please provide proposed revisions to your disclosure to be included in future filings addressing the requirements of paragraphs one and two of ASC 605-25-50. Additionally, please clarify in the proposed disclosure whether there is any upfront consideration received with your agreements and whether the Company or the customer owns the instrument and instrument accessories upon placement at a customer.

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Meridian Response – After considering your comments, we intend to use the following disclosure in future filings on Form 10-Q and 10-K:

“Revenue for our Diagnostics segments includes revenue for our illumigene® molecular test system. This system includes an instrument, instrument accessories and test kits. In markets where the test system is sold via multiple deliverable arrangements (the United States, Australia, and Italy), the cost of the instrument and instrument accessories are deferred upon placement at a customer and amortized on a straight-line basis into cost of sales over the expected utilization period, generally three years. In markets where the test system is not sold via multiple deliverable arrangements (countries other than the United States, Australia and Italy), the cost of the instrument and instrument accessories is charged to cost of sales at the time of shipment and transfer of title to the customer.

In markets where our illumigene® molecular test system is sold via multiple deliverable arrangements, we evaluate whether each deliverable in the arrangement is a separate unit of accounting. The primary deliverables are an instrument, instrument accessories (e.g., key board, printer) and test kits. An instrument and instrument accessories are delivered to the customer prior to the start of the customer utilization period, in order to accommodate customer set-up and installation. There is de minimis consideration received from the customer at the time of instrument placement. We have determined that the instrument and accessories are not a separate unit of accounting because such equipment can only be used to process and read the results from our illumigene® diagnostic tests (i.e., our instrument and test kits function together to deliver a diagnostic test result), and therefore the instrument and accessories do not have standalone value to the customer. Consequently, there is no revenue allocated to the placement of the instrument and instrument accessories. Test kits are delivered to the customer over the utilization period of the instrument, which we estimate has a useful life of three years. In all markets, revenue for the sale of test kits is recognized upon shipment and transfer of title to the customers.”

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For all sales, please provide proposed revisions to your disclosure to be included in future filings stating whether sales are subject to a right of return, and if so, the nature of those provisions and your accounting treatment.

Meridian Response – After considering your comment, we intend to add the following disclosure in future filings on Form 10-Q and 10-K:

“Our products are generally not subject to a customer right of return except for product recall events under the rules and regulations of the Food and Drug Administration or equivalent agencies outside the United States. In this circumstance, the costs to replace affected products would be accrued at the time a loss was probable and estimable.”

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Lastly, we are still evaluating whether it is appropriate to defer the cost of the instrument and the accessories and if so, whether your subsequent accounting of this cost is appropriate. Please elaborate on your rationale, and clarify whether there is any deferred revenue associated with your agreements. Tell us whether your customers are contractually required to purchase a specified quantity of test kits. If so, tell us the nature and extent of the commitment including time frame, quantities and prices, and how the commitment supports; i) the recoverability of the deferred cost of the instrument and the accessories; and ii) the three year period that you use to amortize the deferred cost. Also clarify in your proposed disclosure the pattern in which you amortize the deferred cost and the rationale.

Meridian Response –
Rationale for deferral of the cost of the illumigene® instrument and accessories - As we indicated in our prior response letter dated March 5, 2013, in multiple deliverable arrangements, we defer our cost for the illumipro-10™ instrument and instrument accessories and

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recognize it in cost of goods sold over their expected utilization period in order to record such costs in a pattern approximately aligned with the related revenue from future sales of test kits. There is de minimis consideration received from the customer at the time of instrument placement and thus there is no deferred revenue associated with our illumigene® molecular testing system. Our balance sheet includes the caption “deferred illumigene® instrument costs, net,” which represents the unamortized balance of the deferred instrument and instrument accessory costs.

Although the US GAAP literature does not include revenue recognition guidance for our illumigene® instrumentation costs that is directly on point, US GAAP literature does contain several examples where costs may be capitalized or deferred in order to match with corresponding revenues (e.g., loan origination costs and incremental direct customer set-up and similar costs incurred after a contract is signed). Meridian believes that its illumigene® instrument and instrument accessory costs most closely align with customer set-up and similar costs that are incurred after a contract is signed. In this case the contract may take the form of one or more of the following written documents: customer purchase order, Meridian sales invoice, Meridian pricing agreement, and/or a customer supply agreement. Meridian also believes the SEC Staff has been supportive of this type of accounting policy based on certain speeches by Mr. Russell P. Hodge (SEC Accounting Fellow) in December 2003 and December 2004.  In his December 11, 2003 speech, Mr. Hodge noted the following:

“I thought it might be helpful to provide some examples of how at least some have thought about the circumstances in which the incurrence of costs in a revenue arrangement may result in the recognition of an asset…perhaps most significantly, to the extent a loss is incurred on items that have been delivered, the loss might be considered an investment in the remainder of the contract if the revenue allocated to the remaining deliverables is an amount greater than the fair value of such deliverables.”

Mr. Hodge further noted in his December 6, 2004 speech:

“SAB Topic 13 provides some limited guidance in this area indicating that registrants can elect to capitalize certain of these costs by analogy to Statement 91 and Technical Bulletin 90-1. However, it is important to remember that costs eligible for capitalization must have been incurred in connection with specific customer contracts.  Once capitalization is considered appropriate and an election to capitalize is made, measurement of the asset is fairly straightforward. That is, based on the costs that are incurred.”

Technical Bulletin 90-1, paragraph 4, states:

Costs that are directly related to the acquisition of a contract and that would not have been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred.

Additionally, Meridian has considered whether its deferred illumigene® costs satisfy the definition of an asset. Concepts Statement No. 6 defines an asset as:  “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” In this case, the future economic benefits to Meridian are the future test kit sales, and the past transaction is the placement of the instrument and accessories. Based on this consideration, we have concluded that the margins on future test kit sales support the deferred illumigene® costs as an asset.

The recoverability of the deferred cost of the instrument and the accessories - Our contractual documents with our illumigene® customers specify minimum annual test kit purchase volumes in order to achieve specified customer pricing. These contracts have various time frames that range from one to three years, or may be undefined with respect to expiration. Upon expiration, the contracts are generally renewed in the normal course of business. When a contract is renewed, the customer maintains possession of the instrument and instrument accessories that were placed at their location at the start of the initial contract. In regards to contractual purchase commitments, in the event that a customer is not purchasing its volume expectation, we have the contractual right to increase test kit pricing. While the

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customer obtains ownership of the instrument and accessories upon placement of the instrument and accessories at the customer’s location, in the event that a customer completely stops purchasing test kits, or if a customer chooses to not renew its sales contract with us, we have the contractual right to reclaim the instrument. When these instances occur, the instruments and instrument accessories are refurbished and then re-placed at new customers, providing a new revenue stream to recover its costs.  Costs of refurbishment are not significant and are expensed when incurred. Based on our pricing for the test kits, which are sold at relatively high margins, and our low cost to manufacture the instrument, accessories, and test kits, we are able to recover the deferred cost of the instrument and instrument accessories through the sale of test kits at volumes below expected levels. By way of example, our cost for an instrument and instrument accessories is approximately $5,000 and the average customer price for one test kit is approximately $1,250. A typical customer, on average, would consume 20 to 30 test kits per year. In addition, we track and regularly review test kit sales by customer to ensure minimum annual test kit volumes are met and to take advantage of our contractual ability to increase test kit pricing if the minimums are not met.

Use of the three year period for amortizing the deferred cost of the instrument and instrument accessories - The three-year period used to amortize the deferred cost is based on the mechanical useful life of the instrument. The estimated mechanical useful life of the instrument is based on engineering design specifications and the expectation that the internal parts of the instrument will wear-out after a certain number of tests are run on the instrument. The three year amortization period takes into consideration our estimates of projected average annual customer test volume usage.

Pattern used to amortize the deferred cost and rationale - We amortize the deferred cost of the instrument and accessories over the expected three-year utilization period on a straight-line basis. The straight-line basis of amortization approximates the timing of the associated revenue derived from the sale of test kits to customers. Once a customer is utilizing the illumigene® molecular test system, customer buying patterns over the three-year utilization period are relatively consistent and generally do not experience annual or seasonal variability.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at 513.272.5282.

Sincerely, MERIDIAN BIOSCIENCE, INC.

By:	/s/ John A. Kraeutler
John A. Kraeutler
Chief Executive Officer

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